SECURITIES AND EXCHANGE COMMISSION

[Investment Company Act Release No. 34143; File No. 813-00397]

Citadel Enterprise Americas LLC (formerly Citadel LLC) and CEIF LLC; Notice of Application

December 18, 2020

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of application for an order under sections 6(b) and 6(e) of the Investment Company Act of 1940 (the "Act") granting an exemption from all provisions of the Act, except section 9 and sections 36 through 53 and the rules and regulations under those sections. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

Summary of Application: Applicants request a superseding order under sections 6(b) and 6(e) of the Act that amends and restates an existing order ("Existing Order")[1] to exempt certain limited liability companies, limited partnerships, companies and other investment vehicles formed for the benefit of eligible employees of Citadel Enterprise Americas LLC and its affiliates ("ESC Funds") from certain provisions of the Act. Each ESC Fund will be an "employees' securities company," as defined in section 2(a)(13) of the Act. The requested order would (i) reflect general, clarifying updates to the incentive program pursuant to which Eligible Employees (defined below) are issued unvested membership interests, (ii) to permit voluntary capital contributions by Eligible Employees to certain

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[1] *Citadel LLC and CEIF LLC*, Investment Company Act Release Nos. 30589 (July 3, 2013) (notice) and 30637 (July 30, 2013) (order).

ESC Funds, and (iii) to clarify that Eligible Employees may continue to be issued interests and/or make capital contributions to the ESC Fund in which it is invested after such Eligible Employee's employment with Citadel has terminated. The terms and conditions of the application are materially the same as the terms and conditions of the Existing Order.

Applicants: Citadel Enterprise Americas LLC and CEIF LLC ("CEIF").

Filing Dates: The application was filed on December 13, 2019, and amended on May 7, 2020, July 10, 2020, and October 15, 2020.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving applicants with a copy of the request by e-mail. Hearing requests should be received by the Commission by 5:30 p.m. on January 12, 2021, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: c/o David Form, by e-mail to dform@sidley.com.

FOR FURTHER INFORMATION CONTACT: Joseph Toner, Senior Counsel, at (202) 551-7595, or David Nicolardi, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The complete application may be obtained via the Commission's website by searching for the file number, or an applicant using the Company's name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Applicants' Representations:

1.   Citadel is a global financial institution with a diverse business platform which includes two separate and distinct unites: (i) a global investment firm and (ii) a global market maker. Citadel Enterprise Americas LLC, a Delaware limited liability company, and its "Affiliates," as defined in rule 12b-2 under the Securities Exchange Act of 1934 ("Exchange Act") other than an ESC Fund are referred to collectively as "Citadel" or "Citadel Entities."

2.   Citadel has established CEIF, a Delaware limited liability company, and will establish any other ESC Funds (collectively with CEIF, the "ESC Funds" and each, an "ESC Fund") for the benefit of Eligible Employees (defined below) as part of a program to create capital building opportunities that are competitive with those at other financial services firms and to facilitate the recruitment and retention of high caliber professionals. Each of the ESC Funds will be a limited liability company, limited partnership, corporation, business trust or other entity organized under the laws of the state of Delaware or another U.S. jurisdiction. Each ESC Fund will be identical in all material respects (other than investment objectives and strategies, vesting terms, form of organization and related structural and operative provisions contained in the constitutive documents of such ESC Funds). Each ESC Fund is or will be an "employees' security company" as such term is defined in section 2(a)(13) of the Act and will operate as a diversified or non-diversified

management investment company. Citadel will control the ESC Funds within the meaning of section 2(a)(9) of the Act.

3. The Managing Member[2] of each ESC Fund will be an Affiliate of Citadel Enterprise Americas LLC. Any member or partner of, or other investor in, an ESC Fund is a "Member." The Managing Member of each ESC Fund will manage, operate and control such ESC Fund, however, it will be authorized to delegate investment management responsibility with respect to the acquisition, management and disposition of Portfolio Investments (defined below) to a Citadel Entity. Any Citadel Entity that is delegated the responsibility of making investment decisions for an ESC Fund will be registered as an investment adviser under the Investment Advisers Act of 1940 (the "Advisers Act"), if required under applicable law.

4. The Managing Member, a Member, Citadel or any employees of the Managing Member or Citadel will be eligible to receive any compensation, or any performance-based fee or profits allocation (such as a "carried interest"[3]). All ESC Fund investments (which may be made directly or through a Citadel Third Party Fund[4]) are referred to as "Portfolio Investments."

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[2] "Managing Member" means an Affiliate of Citadel Enterprise Americas LLC that is a managing member or manager of an ESC Fund (there being no distinction between the obligations of a managing member versus a manager of an ESC Fund) or acts in a similar capacity and is the functional equivalent of the ESC Funds' board of directors.
[3] A "carried interest" is a fee paid or allocation made to the Managing Member, a Member or the Citadel Entity acting as the investment adviser to an ESC Fund based on net gains in addition to the amount allocable to such entity in proportion to its invested capital. A Managing Member, Member or Citadel Entity that is registered as an investment adviser under the Advisers Act may be paid or allocated carried interest only if permitted by rule 205-3 under the Advisers Act.
[4] "Citadel Third Party Fund" means an investment fund or separate account, organized in part for the benefit of investors who are not Affiliates of Citadel, over which a Citadel Affiliate exercises investment discretion.

5. Interests in an ESC Fund will be issued without registration in transactions under a claim of exemption pursuant to section 4(a)(2) of the Securities Act of 1933 (the "Securities Act"), Regulation D and/or Regulation S[5] and may be acquired only by (i) "Eligible Employees" or (ii) at the request of Eligible Employees and in the discretion of the Managing Member of an ESC Fund, by Qualified Participants (defined below) of such Eligible Employees. Prior to issuing Interests (defined below) to an Eligible Employee or a Qualified Investment Vehicle (defined below) or prior to permitting an Eligible Employee or a Qualified Investment Vehicle to make an additional capital contribution, the Managing Member must reasonably believe that each Eligible Employee (or the Eligible Employee relating to the Qualified Investment Vehicle) is a sophisticated investor capable of understanding and evaluating the risks of participation in an ESC Fund (or class thereof) without the benefit of regulatory safeguards.

6. An "Eligible Employee" is an individual who is (i) a current or former employee, officer or partner of Citadel or a director of Citadel that is an "interested person" (as defined in Section 2(a)(19) of the Act) of Citadel and (ii) meets the standards of an "accredited investor" under rule 501(a)(5) or (6) of Regulation D ("Accredited Investor"). A "Qualified Participant" is an entity that (i) is a Qualified Investment Vehicle and (ii) if such entity is purchasing an Interest directly from an ESC Fund, comes within one of the categories of an "accredited investor" under rule 501(a) of Regulation D. A "Qualified Investment Vehicle" is (a) a trust of which the trustee, grantor and/or beneficiary is an Eligible Employee and over which the Eligible Employee or their designee exercises investment discretion, or (b) a partnership, corporation or other entity controlled by an

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[5] An offer may be made pursuant to Regulation S to Eligible Employees who are not U.S. residents.

Eligible Employee. Eligible Employees and/or their Qualified Investment Vehicle that are not accredited investors will not be permitted to invest in an ESC Fund.

7.   The terms of an ESC Fund will be fully disclosed to each Eligible Employee and, if applicable, a Qualified Participant, prior to the time such Eligible Employee is admitted to the ESC Fund.   Each Eligible Employee and Qualified Participant will be furnished with the offering documents, including a copy of the operating agreement or other organizational documents ("Operating Agreement") for the relevant ESC Fund. The Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests within 120 days after the end of the fiscal year, or as soon as practicable thereafter.   For purposes of this requirement "audit" shall have the meaning defined in rule 1-02(d) of Regulation S-X. In addition, as soon as practicable after the end of each tax year of an ESC Fund, a report will be transmitted to each Member showing such Member's share of income, gains, losses, credits, deductions, and other tax items for U.S. federal income tax purposes, resulting from such ESC Fund's operations during that year.

8.   Interests in each ESC Fund will be non-transferable except (i) to the extent cancelled or (ii) with the prior written consent of the Managing Member, and, in any event, no person or entity will be admitted into an ESC Fund as a Member unless such person or entity is (a) an Eligible Employee, (b) a Qualified Participant of an Eligible Employee, or

(c) a Citadel Entity, including Citadel Enterprise Americas LLC. Interests in these ESC Funds will be issued without a sales load or similar fee.

9. Ownership interests ("Interests") in an ESC Fund may be acquired on a voluntary basis or through an incentive program pursuant to which incentive awards of cash and/or unvested membership interests are issued to Eligible Employees (the "Program"). Interests in a "Program ESC Fund" may be acquired (i) through the Program or (ii) to the extent permitted by the Managing Member, by voluntary capital contributions from an Eligible Employee. Pursuant to the Program, Eligible Employees may be issued incentive awards on the basis of, among other things, personal performance and/or firm-wide or relevant team performance results. An Eligible Employee may voluntarily acquire an Interest in a non-Program ESC Fund or, to the extent permitted by the Managing Member, in a Program ESC Fund. To the extent permitted by the Managing Member, an Eligible Employee and/or its Qualified Participant may be issued additional Interests (whether vested or unvested) and/or may make additional capital contributions to the ESC Fund in which it is invested after such Eligible Employee's employment with Citadel has terminated.

10. Both Program ESC Funds and non-Program ESC Funds may be offered as part of an investment program that includes vesting and cancellation provisions. In such circumstances, some or all of an Eligible Employee's Interest at the commencement of the investment program will be treated as being "unvested," and "vesting" will occur only as certain conditions are satisfied under the terms of the investment program. The portion of an Eligible Employee's Interest that is "unvested" at the time of termination of such Eligible Employee's employment by Citadel may be subject to (a) cancellation and/or (b)

the imposition of different terms and conditions, which would be described in the Operating Agreement and/or offering documents of the relevant ESC Fund and/or in other written correspondence issued to such Eligible Employee.

11.   With respect to Program ESC Funds, a Member will become vested in his/her unvested membership interests if (a) he/she remains employed by Citadel through a specified date (the "Determination Date") and he/she has satisfied, among other things, all of the certain applicable conditions (including non-competition, non-solicitation, non-disclosure and notice conditions) imposed on him/her throughout his/her employment up to the specified date or (b) in the case of certain specified Eligible Employees, he/she ceases to be employed by Citadel prior to the specified date but he/she has satisfied, among other things, all of the conditions, if any, imposed on him/her during his/her employment with Citadel and through any applicable post-employment period and affirms his/her compliance with the conditions, as applicable. Non-Program ESC Funds may or may not provide for vesting provisions. An Eligible Employee that purchases an Interest in a non-Program ESC Fund or makes a voluntary capital contribution to a Program ESC Fund will immediately vest in the portion of the Interest in such ESC Fund attributable to such purchase or contribution.

12.   With respect to a non-Program ESC Fund that does not provide for vesting provisions, an Eligible Employee's entire Interest may be subject to repurchase by the Managing Member and/or the imposition of different terms and conditions upon termination of such Eligible Employee's employment by Citadel, as described in the Operating Agreement and/or offering documents related to the relevant ESC Fund and/or in other written correspondence issued to such Eligible Employee. Upon any repurchase of

an Eligible Employee's vested membership interest, the Managing Member will at a minimum pay to the Eligible Employee the lesser of (a) the amount actually paid by the Eligible Employee to acquire the vested membership interest plus interest, provided that any prior distributions are subtracted from such combined amount, and (b) the fair market value of such vested membership interest as determined at the time of repurchase by the Managing Member in accordance with the relevant ESC Fund's valuation policies and procedures. The terms of any repurchase or cancellation of Interests will apply equally to any Eligible Employee and any Qualified Participant of such Eligible Employee.

13.   With respect to Program ESC Funds, a Member who remains employed by Citadel may make a request to defer redemption of its unvested membership interests from the relevant Program ESC Fund beyond the relevant Determination Date, subject to approval by Citadel. If a Member does not make such a request, or Citadel does not approve such request, that portion of a Member's Interest attributable to such unvested membership interests will be mandatorily redeemed as soon as reasonably practicable following the relevant Determination Date.[6] Citadel will endeavor to treat Members consistently in making the determination to approve such requests. A vested membership interest in a Program ESC Fund (including a vested membership interest received in respect of a voluntary capital contribution to such Program ESC Fund by an Eligible Employee) may be redeemed as of any calendar quarter-end upon not less than seventy days' prior written notice or according to such other terms as may be described in such Program ESC

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[6] In the event of such a mandatory redemption, subject to the availability of liquidity (including suspensions on withdrawals) in respect of the Citadel Third Party Funds in which the relevant Program ESC Fund is invested, the balance of such Member's capital account in such Program ESC Fund relating to such redeemed Interest, as adjusted through the date of such redemption, will be distributed to such Member.

Fund's Operating Agreement and/or offering documents or election form, subject to the availability of liquidity (including suspensions on withdrawals) in respect of the Citadel Third Party Funds in which the relevant Participation Points ESC Fund is invested.

14.   Subject to the terms of the applicable Operating Agreement and/or offering documents, an ESC Fund will be permitted to enter into transactions involving (i) a Citadel Entity, (ii) any Member or person or entity affiliated with a Member or (iii) a Citadel Third Party Fund. Prior to entering into any of these transactions, the Managing Member will make the findings required in Condition 1 below. A Citadel Entity (including the Managing Member) also may provide a full range of financial, asset management or other services, and may also provide financing in the form of debt, equity or other financial instruments, and receive fees or other compensation and expense reimbursement in connection therewith, from entities in which an ESC Fund (directly or indirectly) makes an investment, from competitors of such entities or from other unaffiliated persons or entities.

15.   The investment objective of each ESC Fund and whether it will operate as a diversified or non-diversified and open-end or closed-end registered investment vehicle may vary from ESC Fund to ESC Fund, and will be set forth in the offering documents relating to the specific ESC Funds. Each ESC Fund (directly or indirectly through its investments in Citadel Third Party Funds) may engage in various investment strategies implemented by Citadel in markets around the world. An ESC Fund may invest directly in securities (including exchange-traded funds, mutual funds and index funds) and similar investments and/or may invest all or substantially all of its assets in Citadel Third Party

Funds.[7] An ESC Fund will not acquire any security issued by a registered investment company if immediately after the acquisition such ESC Fund will own more than 3% of the outstanding voting stock of the registered investment company.

16.   The offering documents will set forth, if applicable, whether the Managing Manager or a Citadel Entity will make any capital contributions or loans to such ESC Fund, and, if so, the terms applicable to the Managing Member's or the Citadel Entity's investment in such ESC Fund or its extension of credit to such ESC Fund, provided that the interest rate applicable to any such loan made to an ESC Fund will be no less favorable to such ESC Fund than the rate obtainable in an arm's-length transaction, provided, further, that any indebtedness of such ESC Fund will be the debt of such ESC Fund and without recourse to the Members. An Eligible Employee will not borrow from any person if such borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of an ESC Fund (other than short-term paper). No ESC Fund will borrow from any person if the borrowing would cause any person not named in section 2(a)(13) of the Act to own outstanding securities of the ESC Fund (other than short-term paper).

Applicants' Legal Analysis:

1.   Section 6(b) of the Act provides, in part, that the Commission will exempt employees' securities companies from the provisions of the Act to the extent that the exemption is consistent with the protection of investors. Section 6(b) provides that the

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[7] Applicants are not requesting any exemption from any provision of the Act or any rule thereunder that may govern the eligibility of an ESC Fund to invest in an entity relying on section 3(c)(1) or 3(c)(7) of the Act or any such entity's status under the Act.

Commission will consider, in determining the provisions of the Act from which the employees' securities companies should be exempt, the company's form of organization and capital structure, the persons owning and controlling its securities, the price of the company's securities and the amount of any sales load, how the company's funds are invested, and the relationship between the company and the issuers of the securities in which it invests. Section 2(a)(13) defines an employees' securities company, in relevant part, as any investment company all of whose securities (other than short-term paper) are beneficially owned (a) by current or former employees, or persons on retainer, of one or more affiliated employers, (b) by immediate family members of such persons, or (c) by such employer or employers together with any of the persons in (a) or (b).

2. Section 7 of the Act generally prohibits investment companies that are not registered under section 8 of the Act from selling or redeeming their securities. Section 6(e) of the Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that, in connection with any order exempting an investment company from section 7 of the Act, certain provisions of the Act will be applicable to such investment company and to other persons in their transactions and relations with such investment company, as though such investment company were a registered investment company. Applicants request an order under sections 6(b) and 6(e) of the Act that amends and restates the Existing Order exempting the Applicants and any ESC Funds from all provisions of the Act, except section 9 and sections 36 through 53, and the rules and regulations under the Act. With respect to sections 17 and 30 of the Act, and the rules and regulations thereunder, and rule 38a-1 under the Act, the exemption is limited as set forth in the application.

3.	Section 17(a) of the Act, among other things, generally prohibits any affiliated person of a registered investment company, or any affiliated person of an affiliated person, acting as principal, from knowingly selling or purchasing any security or other property to or from the investment company. Applicants request an exemption from section 17(a) to the extent necessary to: (a) permit a Citadel Entity or a Citadel Third Party Fund (or any affiliated person of such Citadel Entity or Citadel Third Party Fund), or any affiliated person of an ESC Fund (or affiliated persons of such persons) acting as principal, to engage in any transaction directly or indirectly with any ESC Fund or any company controlled by such ESC Fund; and (b) permit any ESC Fund to invest in or engage in any transaction with any Citadel Entity or Citadel Third Party Fund, acting as principal: (i) in which such ESC Fund, any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund has invested or will invest; or (ii) with which such ESC Fund , any company controlled by such ESC Fund or any Citadel Entity or Citadel Third Party Fund is or will otherwise become affiliated.

4.	Applicants submit that an exemption from section 17(a) is consistent with the purposes of each ESC Fund and the protection of investors, and is necessary to promote the basic purpose of such ESC Fund. Applicants state that the Members of each ESC Fund will be fully informed of the possible extent of such ESC Fund's dealings with Citadel and of the potential conflicts of interest that may exist, and, as professionals with experience in investing, financial planning, securities brokerage, investment banking, asset management, business operations, banking, cash management or trust services or other similar areas, or in administrative, financial, tax, legal, accounting or operational activities related thereto, will be able to understand and evaluate the attendant risks. Applicants assert that the community of interest among the Members in each ESC Fund and Citadel is the best insurance against any risk of abuse.

5.   Section 17(d) of the Act and rule 17d-1 under the Act prohibit any affiliated person of a registered investment company, or any affiliated person of such person, acting as principal, from participating in any joint enterprise or joint arrangement with the company unless authorized by the Commission. Applicants request relief to the extent necessary to permit affiliated persons of each ESC Fund (including the Managing Member, Citadel, and/or a Citadel Third Party Fund), or affiliated persons of any of these persons to participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which an ESC Fund or a company controlled by such ESC Fund is a participant.

6.   Applicants assert that compliance with section 17(d) would cause an ESC Fund to forego investment opportunities simply because a Member in an ESC Fund or any other affiliated person of such ESC Fund (or any affiliate of such a person) also had, or contemplated making, a similar investment. Applicants also submit that co-investment opportunities with Citadel are advantageous to Eligible Employees because (a) the resources of Citadel enable it to analyze investment opportunities to an extent that Eligible Employees would have neither the time nor resources to duplicate, (b) investments made by Citadel will not be generally available to investors even if the financial status of the Eligible Employees would enable them to otherwise participate in such opportunities, and (c) Eligible Employees will be able to pool their resources in co-investments, thus achieving greater diversification of their individual portfolios. Applicants note that each ESC Fund will primarily be organized for the benefit of

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Eligible Employees as an incentive for them to remain with Citadel and for the generation and maintenance of goodwill through an investment in Citadel Third Party Funds. Applicants assert that the flexibility to structure co-investments and joint investments as described in the application will not involve abuses of the type section 17(d) and rule 17d-1 were designed to prevent.

7.   All side-by-side investments held by Citadel Entities will be subject to the restrictions contained in Condition 3 except for side-by-side investments held by a Citadel Third Party Fund, or by a Citadel Entity in a transaction in which the Citadel investment was made pursuant to a contractual obligation to a Citadel Third Party Fund.[8] Applicants note that Citadel is likely to invest a portion of its own capital in Citadel Third Party Fund investments or on a side-by-side basis (which Citadel investments will be subject to substantially the same terms as those applicable to such Citadel Third Party Fund, except as otherwise disclosed in the offering documents and/or Operating Agreement of the relevant ESC Fund). In addition, applicants assert that the relationship of an ESC Fund to a Citadel Third Party Fund is fundamentally different from such ESC Fund's relationship to Citadel. Applicants contend that the focus of, and the rationale for, the protections contained in the requested relief are to protect the ESC Funds from any overreaching by Citadel in the employer/employee context, whereas the same concerns are not present with respect to the ESC Funds vis-à-vis the investors in a Citadel Third Party Fund.

8.   Section 17(f) of the Act designates the entities that may act as investment company custodians, and rule 17f-1 under the Act imposes certain requirements when the custodian is a member of a national securities exchange. Applicants request an exemption

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[8] Such Citadel investment will only be exempt from Condition 3 to the extent that the investment was necessitated by the contractual obligation to the Citadel Third Party Fund.

from section 17(f) and rule 17f-1 to the extent necessary to permit a Citadel Entity to act as custodian without a written contract because there will be such a close association between each ESC Fund and Citadel that requiring a detailed written contract would expose the ESC Funds to unnecessary burden and expense. Applicants also request an exemption from the rule 17f-1(b)(4) requirement that an independent accountant periodically verify the assets held by the custodian as Applicants do not believe the expense of such verifications is warranted given the community of interest of all the parties involved and the existing requirement for an independent audit, compliance with the rule's requirement would be unnecessary. Except as requested, each ESC Fund will otherwise comply with the provisions of rule 17f-1.

9. Applicants also request an exemption from section 17(f) and rule 17f-2 to permit the following exceptions from the requirements of rule 17f-2: (a) an ESC Fund's investments may be kept in the locked files of the Managing Member (or a Citadel Entity) for purposes of paragraph (b) of the rule; (b) for purposes of paragraph (d) of the rule, (i) employees of the Managing Member (or a Citadel Entity) will be deemed to be employees of the ESC Funds, (ii) officers or managers of the Managing Member of an ESC Fund (or a Citadel Entity) will be deemed to be officers of the ESC Fund, and (iii) the Managing Member will be deemed to be the board of directors of the ESC Fund; and (c) in place of the verification procedure under paragraph (f) of the rule, verification will be effected quarterly by two high level employees of the Managing Member (or another Citadel Entity), each of whom is a member of the administrative, legal, and/or compliance function for Citadel and has specific knowledge of the custody requirements, policies, and procedures of the ESC Funds. Applicants expect that with respect to certain ESC Funds,

most of their investments may be evidenced only by partnership agreements, participation agreements or similar documents, rather than by negotiable certificates that could be misappropriated. Applicants believe that, for such an ESC Fund, these instruments are most suitably kept in the locked files of the Managing Member (or a Citadel Entity), where they can be referred to as necessary. Applicants will comply with all other provisions of rule 17f-2, including the recordkeeping requirements of paragraph (e).

10. Section 17(g) of the Act and rule 17g-1 under the Act generally require the bonding of officers and employees of a registered investment company who have access to its securities or funds. Rule 17g-1 requires that a majority of directors who are not interested persons take certain actions and give certain approvals relating to fidelity bonding. Applicants request an exemption to permit the Managing Member, regardless of whether it is deemed an interested person of the ESC Funds, to take actions and make determinations set forth in the rule. Applicants state that the ESC Funds are unable to comply with Rule 17g-1 because the ESC Funds will not have boards of directors and the Managing Member of the ESC Fund will be an interested person of the ESC Funds. Applicants also state that the ESC Funds will comply with all other requirements of rule 17g-1, except that the Applicants request an exemption from the requirements of paragraphs (g) and (h) of rule 17g-1 (relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provision of notices to the board of directors), and an exemption from the requirements of paragraph (j)(3) of rule 17g-1 that the ESCs comply with the fund governance standards defined in rule 0-1(a)(7).

11. Section 17(j) of the Act and paragraph (b) of rule 17j-1 under the Act make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in

connection with the purchase or sale of a security held or to be acquired by a registered investment company. Rule 17j-1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions. Applicants request an exemption from the provisions of rule 17j-1, except for the anti-fraud provisions of paragraph (b), because they are unnecessary and burdensome as applied to the ESC Funds.

12.   Applicants request an exemption from the requirements in sections 30(a), 30(b), and 30(e) of the Act, and the rules under those sections, that registered investment companies prepare and file with the Commission and mail to their shareholders certain periodic reports and financial statements. Applicants contend that the forms prescribed by the Commission for periodic reports have little relevance to an ESC Fund and would entail administrative and legal costs that outweigh any benefit to the Members of such ESC Fund. Applicants request exemptive relief to the extent necessary to permit each ESC Fund to report annually to its Members. Applicants also request an exemption from section 30(h) of the Act to the extent necessary to exempt the Managing Member of each ESC Fund, directors and officers of the Managing Member and any other persons who may be deemed to be members of an advisory board or an investment adviser (and affiliated persons thereof) of such ESC Fund from filing Forms 3, 4, and 5 under section 16 of the Exchange Act with respect to such ESC Fund. Applicants assert that, because there will be no trading market and the transfers of Interests will be severely restricted, these filings are unnecessary for the protection of investors and burdensome to those required to make them.

13.   Rule 38a-1 requires investment companies to adopt, implement and periodically review written policies and procedures reasonably designed to prevent violation of the federal securities laws and to appoint a chief compliance officer. Each ESC Fund will comply will rule 38a-1(a), (c) and (d), except that (a) because the ESC Funds do not have a board of directors, the Managing Member will fulfill the responsibilities assigned to a board of directors under the rule, (b) because the Managing Member does not have any disinterested members, approval by a majority of the disinterested board members required by rule 38a-1 will not be obtained, and (c) because the ESC Funds do not have any independent directors, the ESC Funds will comply with the requirement in rule 38a-1(a)(4)(iv) that the chief compliance officer meet with the independent directors by having the chief compliance officer meet with the Managing Member. Each ESC Fund has adopted written policies and procedures reasonably designed to prevent violations of the terms and conditions of the application and appointed a chief compliance officer.

Applicants' Conditions:

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.   Each proposed Section 17 Transaction[9] will be effected only if the Managing Member determines that:

(a) the terms of the Section 17 Transaction, including the consideration to be paid or received, are fair and reasonable to the Members of the ESC Fund and do not

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[9] "Section 17 Transaction" means a transaction that is otherwise prohibited by section 17(a), section 17(d) and/or rule 17d-1 under the Act to which an ESC Fund is a party.

involve overreaching of the ESC Fund or its Members on the part of any person concerned; and

(b) the Section 17 Transaction is consistent with the interests of the Members of the ESC Fund, the ESC Fund's organizational documents and the ESC Fund's reports to its Members.

In addition, the Managing Member will record and will preserve a description of all Section 17 Transactions, the Managing Member's findings, the information or materials upon which the findings are based and the basis for the findings. All such records will be maintained for the life of the ESC Fund and at least six years thereafter, and will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for at least the first two years.

2. The Managing Member will adopt, and periodically review and update, procedures designed to ensure that reasonable inquiry is made, prior to the consummation of any Section 17 Transaction, with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for any ESC Fund, or any "affiliated person" of such an "affiliated person," promoter or principal underwriter.

3. The Managing Member of each ESC Fund will not cause any of the funds of the ESC Fund to be invested in any investment in which a Co-Investor[10] has acquired or proposes to acquire the same class of securities of the same issuer and where the

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[10] "Co-Investor" means with respect to any ESC Fund, any person who is: (a) an "affiliated person" (as defined in section 2(a)(3) of the Act) of the ESC Fund (other than a Citadel Third Party Fund); (b) a Citadel Entity; (c) an officer, director or partner of a Citadel Entity; or (d) an entity (other than a Citadel Third Party Fund) for which the Managing Member or an Affiliate acts as a managing member or in a similar capacity so as to control the sale or other disposition of the entity's investments.

investment involves a joint enterprise or other joint arrangement within the meaning of rule 17d-1 in which the ESC Fund and the Co-Investor are participants, unless prior to such investment any such Co-Investor, prior to disposing of all or part of its investment: agrees to (a) give the Managing Member sufficient, but not less than one day's notice of its intent to dispose of its investment; and (b) refrain from disposing of its investment unless the ESC Fund has the opportunity to dispose of its investment prior to or concurrently with, and on the same terms as, and pro rata with, the Co-Investor.

The restrictions contained in this condition, however, shall not be deemed to limit or prevent the disposition of an investment by a Co-Investor:

(a) to its direct or indirect wholly-owned subsidiary, to a Parent[11] of which the Co-Investor is a direct or indirect wholly-owned subsidiary or to a direct or indirect wholly-owned subsidiary of such Parent;

(b) to immediate family members of the Co-Investor or to a trust or other investment vehicle established for any such family member; and

(c) when the investment is comprised of securities that are (i) listed on any exchange registered as a national exchange under section 6 of the Exchange Act; (ii) NMS stocks, pursuant to section 11A(a)(2) of the Exchange Act and rule 600(a) of Regulation NMS thereunder; (iii) government securities as defined in section 2(a)(16) of the Act, or (iv) listed or traded on any foreign securities exchange or board of trade that satisfies regulatory requirements under the law of the jurisdiction in which such foreign securities exchange or board of trade is organized similar to

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[11] "Parent" means any company of which an entity is a direct or indirect wholly-owned subsidiary.

those that apply to a national securities exchange or a national market system for securities.

4.   Each ESC Fund and its Managing Member will maintain and preserve, for the life of such ESC Fund and at least six years thereafter, such accounts, books, and other documents as constitute the record forming the basis for the audited financial statements that are to be provided to the Members of such ESC Fund, and each annual report of such ESC Fund required to be sent to such Members, and agree that all such records will be subject to examination by the Commission and its staff. Each ESC Fund will preserve the accounts, books and other documents required to be maintained in an easily accessible place for the first two years after the life of such ESC Fund.

5.   Within 120 days after the end of the fiscal year of each ESC Fund, or as soon as practicable thereafter, the Managing Member of each ESC Fund will send to each person who was a Member having an Interest in the ESC Fund at any time during the fiscal year then ended (except for the first fiscal year of operations of an ESC Fund if no investment activities took place in such fiscal year), audited financial statements with respect to those ESC Funds in which the Member held Interests. At the end of each fiscal year, the Managing Member will make a valuation or have a valuation made of all of the assets of the ESC Fund as of such fiscal year end in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the ESC Fund. In addition, within 120 days after the end of each fiscal year of each ESC Fund or as soon as practicable thereafter, the Managing Member will send a report to each person who was a Member at any time during the fiscal year then ended, setting forth such tax information as shall be necessary for the preparation by the Member of his, her or its U.S. federal and state

income tax returns and a report of the investment activities of the ESC Fund during that fiscal year.

6.   If an ESC Fund makes purchases from, or sales to, an entity affiliated with the ESC Fund by reason of an officer, director or employee of Citadel (a) serving as an officer, director, managing member, general partner or investment adviser of the entity, or (b) having a 5% or more investment in the entity, such individual will not participate in the ESC Fund's determination of whether or not to effect the purchase or sale.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier,

Assistant Secretary.